UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-33784

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FORM 12b-25 ________________________ NOTIFICATION OF LATE FILING	CUSIP NUMBER 80007P307

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(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SandRidge Energy, Inc.

Full Name of Registrant

Former Name if Applicable

123 Robert S. Kerr Avenue

Address of Principal Executive Office (Street and Number)

Oklahoma City, Oklahoma 73102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q of SandRidge Energy, Inc. (the “Company”) for the quarter ended March 31, 2016, could not be filed with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense, because the Company needs additional time to complete its financial statements and related disclosures.

The Company has been engaged in discussions with certain holders of the Company’s outstanding indebtedness, including its senior credit facility lenders and ad hoc groups of its second lien and unsecured noteholders (collectively, the “Creditors”), regarding a temporary waiver with respect to certain actual and potential defaults under the Company’s amended senior credit agreement (the “Credit Agreement”) and a potential comprehensive restructuring transaction.

The process of negotiating with the Company’s stakeholders and preparing for an expected restructuring transaction has diverted significant management time and internal resources from the Company’s normal processes for reviewing and completing its financial statements and related disclosures. Additionally, the complexities involved with drafting a complete and accurate set of financial statements and related disclosures in light of the anticipated restructuring transaction has significantly increased the time required to prepare and finalize the Company’s Form 10-Q beyond the time required during a normal review cycle. For these reasons, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 cannot be filed within the prescribed time period without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Philip T. Warman	405	429-5500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position at this point to provide any specific estimate of anticipated significant changes in results of operations from the quarter ended March 31, 2015 to the quarter ended March 31, 2016 that may be reflected in the financial statements to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

The Company, however, anticipates that total revenues and income from operations for the quarter ended March 31, 2016 will be significantly lower than the quarter ended March 31, 2015, as a result of significantly lower commodity prices, as well as a decline in total production of approximately 30 percent from the corresponding period in 2015. Further, as a result of significantly decreased oil prices, the Company incurred a full cost ceiling impairment charge of $108.4 million for the quarter ended March 31, 2016.

The foregoing statements are based on our current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ and may be beyond our control, as discussed further below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 filing includes “forward-looking statements.” All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. As such, readers should not unduly rely on such forward-looking statements. See “Risk Factors” in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other public filings.

SandRidge Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 11, 2016	By	/s/ Philip T. Warman

Philip T. Warman
Senior Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).